UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 000-56026

TODOS MEDICAL LTD.

(Translation of registrant’s name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F	[ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

TODOS MEDICAL LTD.

EXPLANATORY NOTE

On May11, 2020, Todos Medical Ltd. (the “Company”) held its Special Meeting of Stockholders (the “Specia Meeting”). A total of 82,551,340 ordinary shares, constituting a quorum, were represented in person or by valid proxies at the Special Meeting. The final results for each of the matters submitted to a vote of stockholders at the Special Meeting, as set forth in the Definitive Proxy Statement, are as follows:

Proposal 1. The amendment to the Company’s Articles of Association to effect one or more consolidations of the issued and outstanding ordinary shares, pursuant to which the ordinary shares would be combined and reclassified into one ordinary share at a ratio within the range from 1-for-10 up to 1-for-100, provided that, (X) that the Company shall not effect reverse share splits that, in the aggregate, exceed 1-for-100, and (Y) any reverse share split is completed no later than May 11, 2020.

For	Against	Abstain	Broker Non-Vote	Broker Non Vote
81,501,718	1,024,872	24,750	0	0

Proposal 2. The issuance of ordinary shares of the Company to Strategic Investment Holdings, LLC (“SIH”). such that SIH will own $10 million of the Company’s ordinary shares (of which $2 million in ordinary shares has already been issued to SIH) based upon a price per share equal to the 20 day trailing volume weighted average price in exchange for 100% ownership of Provista Diagnostics, Inc. (“Provista”).

For	Against	Abstain	Broker Non-Vote
82,055,030	404,673	91,637	0

This report on Form 6-K shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Gerald Commissiong
	Name:	Gerald Commissiong
	Title:	Chief Executive Officer

Date: May 11, 2020

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